Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor

New York, NY 10022

September 26, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Seelos Therapeutics, Inc.

Registration Statement on Form S-3, Filed on September 15, 2023

File No. 333-274533

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-274533) of the Company, filed with the Securities and Exchange Commission on September 15, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on September 29, 2023, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

SEELOS THERAPEUTICS, INC.

By:	/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D.
President and Chief Executive Officer

cc:     Samantha H. Eldredge, Esq. (Paul Hastings LLP)